[redacted]

08027032

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rives, Leavell & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Lelia Drive
(No. and Street)

Jackson	MS	39216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roland Q. Leavell (601)-948-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eubank & Betts, PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 16090	Jackson	MS	39236
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

SEC
Mail Processing Section
FEB 27 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roland Q. Leavell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rives, Leavell & Co., Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Kimberly W. Ulrich

Notary Public

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 86372 KIMBERLY W. ULRICH Commission Expires July 29, 2011 RANKIN COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVES, LEAVELL & CO., INC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

CONTENTS

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
Telephone 601-987-4300 *Fax* 601-987-4314
E-mail: firm@eubankbetts.com
Website: www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Rives, Leavell & Co., Inc. as of December 31, 2007 and 2006 and the related statements of income (loss), changes in stockholder's equity, cash flows and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rives, Leavell & Co., Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
January 24, 2008

RIVES, LEAVELL, & CO., INC.
Statement of Financial Condition

ASSETS

	December 31	
	2007	2006
Cash	$ 112,125	$ 159,851
Accounts receivable	115,925	53,121
Prepaid expenses	27,477	27,277
Income taxes receivable	1,015	925
Equipment, net of accumulated depreciation of $454,071 and $409,818, respectively	124,678	112,154
Cash surrender value of life insurance	9,142	3,864
Deferred income taxes	-	6,000
Total assets	$ 390,362	$ 363,192

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Liabilities:		
Accounts payable	$ 3,348	$ 3,663
Accrued expenses	20,634	17,026
Payable to affilate	-	17,305
Deferred income taxes	3,000	-
Total liabilities	26,982	37,994
Subordinated borrowings	200,000	142,000
Stockholder's equity:		
Common stock - $1 par value; 500,000 shares authorized; 61,800 shares issued and outstanding	61,880	61,880
Additional paid-in capital	385,100	350,100
Retained earnings (deficit)	(283,600)	(228,782)
Total stockholder's equity	163,380	183,198
Total liabilities and stockholder's equity	$ 390,362	$ 363,192

See accompanying notes to financial statements.

RIVES, LEAVELL, & CO., INC.
Statements of Income (Loss)

	For The Year Ended December 31	
	2007	2006
Revenues:		
Service fees	$ 752,923	$ 817,932
Commissions and brokerage, net of origination costs of $-0- and $23,424, respectively	610,146	668,879
Broker service fees	207,506	221,186
Interest income	7,344	4,116
Other	35,000	3,830
Total revenues	1,612,919	1,715,943
Expenses:		
Salaries	802,382	962,907
Advertising	5,968	15,055
Business development	17,953	8,272
Commissions	121,435	178,140
Depreciation	44,253	50,190
Dues and subscriptions	21,920	22,232
Insurance	100,396	94,764
Interest	19,889	13,920
Office and miscellaneous	131,778	90,496
Postage and freight	32,898	29,033
Payroll taxes	63,457	78,032
Printing costs	29,931	29,972
Professional fees	28,690	29,629
Profit sharing plan	18,396	16,412
Rent	111,780	111,773
Taxes - other than payroll	8,791	7,552
Telephone	20,690	23,473
Travel	24,749	40,184
Total expenses	1,605,356	1,802,036
Net income (loss) from operations before income tax expense	7,563	(86,093)
Income tax expense (benefit)	10,298	(20,445)
Net income (loss)	$ (2,735)	$ (65,648)

See accompanying notes to financial statements.

RIVES, LEAVELL, & CO., INC.
Schedule of Changes in Stockholder's Equity

	For The Year Ended December 31	
	2007	2006
Common stock:		
Balance, beginning of year	$ 61,880	$ 61,880
Changes during the year	-	-
Balance, end of the year	61,880	61,880
Additional paid-in capital:		
Balance, beginning of year	350,100	300,100
Capital contributed during year	35,000	50,000
Balance, end of the year	385,100	350,100
Retained earnings (deficit):		
Balance, beginning of the year	(228,782)	(163,134)
Dividends declared and paid	(52,083)	-
Net income (loss) for year	(2,735)	(65,648)
Balance, end of year	(283,600)	(228,782)
Total stockholder's equity	$ 163,380	$ 183,198

See accompanying notes to financial statements.

RIVES, LEAVELL, & CO., INC.

Statements of Cash Flows

	For The Year Ended December 31	
	2007	2006
Cash flows from (used for) operating activities:		
Net income	$ (2,735)	$ (65,648)
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash items:		
Depreciation expense	44,253	50,190
Deferred income taxes	9,000	(23,500)
Changes in assets and liabilities during the year:		
(Increase) decrease in income taxes receivable	(90)	14,488
(Increase) decrease in accounts receivable	(62,804)	60,962
Increase in prepaid expenses	(200)	(6,183)
Increase (decrease) in accounts payable	(315)	2,036
Increase (decrease) in accrued expenses	3,608	(2,670)
Increase in cash surrender value of life insurance	(5,278)	(3,864)
Cash flows from (used for) operating activities	(14,561)	25,811
Cash flows used for investing activities		
Cash paid for purchases of equipment	(56,777)	(11,991)
Cash flows from (used for) financing activities:		
Proceeds from additional paid-in capital	35,000	50,000
Dividends declared and paid	(52,083)	-
Proceeds from subordinated borrowings	58,000	
Advances from (payments to) affilates - net	(17,305)	-
Cash provided by financing activities	23,612	50,000
Net increase (decrease) in cash	(47,726)	63,820
Cash and cash equivalents, beginning of year	159,851	96,031
Cash and cash equivalents, end of year	$ 112,125	$ 159,851
Supplemental disclosures:		
Interest paid during the year	$ 15,667	$ 13,587
Income tax paid (received) during the year	$ 526	$ (12,259)

See accompanying notes to financial statements.

RIVES, LEAVELL, & CO., INC.

Schedule of Changes in Subordinated Borrowings

	For The Year Ended December 31	
	2007	2006
Subordinated borrowings, beginning of year	$ 142,000	$ 142,000
Changes during year:		
Additional borrowings	58,000	-
Subordinated borrowings, end of year	$ 200,000	$ 142,000

See accompanying notes to financial statements.

Note 1 - Summary of significant accounting policies:

The summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America for the years ended December 31, 2007 and 2006.

Organization, nature of business and market concentrations:
The Company was incorporated in 1971, under the laws of the State of Alabama. In 1987, operations of the Company were transferred to Jackson, Mississippi. The Company engages in origination and brokerage activities for churches and non-profit institutions in various states, where registered, in the continental United States of America. The Company is registered with the Securities and Exchange Commission and qualified as a broker-dealer in thirty-four states.

On April 21, 1998, the shareholders of Rives, Leavell & Co., Inc. exchanged and transferred all outstanding shares of common stock of the Company to RLC Holding Company, Inc. (RLC) for the outstanding shares of common stock of RLC, establishing Rives, Leavell & Co., Inc. as a wholly-owned subsidiary of RLC. In February, 2007, under a Plan of Liquidation and Dissolution, RLC was liquidated, and the common shares of RLC were transferred to the single shareholder of RLC.

Recognition of revenues and expenses and basis of presentation:
The Company uses the accrual method of accounting. Revenues are recognized when earned, and expenses are recognized when incurred. The accompanying financial statements include the assets, liabilities, equity and financial activities of the Company.

Service fee and retail brokerage revenues are recognized as income, and service fees and retail brokerage commissions as expense, upon the satisfaction of the minimum escrow of certain bond issues. This escrow amount is normally a minimum of 40 percent of bond proceeds or such amount considered necessary to facilitate a first mortgage on the property of the Issuer of the bonds.

During 2007 and 2006, Rives, Leavell & Co., Inc. earned additional service fee revenue from church underwriting activities related to "when issued savings." Such revenue is derived from church assignments of escrowed funds to the Company, under underwritten bond programs, which have been, or will be, accumulated at the paying agent. The Company recognizes revenue as earnings on church sinking fund payments from bond issuance dates accumulate in excess of debt service requirements for bonds issued to investors subsequent to the date-of-closing issuance dates.

Included in accounts receivable at December 31, 2006 is $41,460 from the assignments, related to both simple and compound bonds programs of the respective church bond programs. During 2007, management determined that these amounts are not likely to be realized due to early calls, and charged off the remaining receivable.

RIVES, LEAVELL & CO., INC.
Notes to Financial Statements
December 31, 2007 and 2006

Note 1 - Summary of significant accounting policies (Continued):

Equipment and depreciation:

Equipment is stated at cost less accumulated depreciation. For financial reporting, estimates of depreciation are provided by the straight-line method over lives ranging from five to seven years. Maintenance and repairs are charged to expense as incurred. For income tax purposes, depreciation is provided under statutory accelerated methods.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with initial maturities of less than three months to be cash equivalents.

Profit-sharing plan:

The Company has a defined contribution 401(k) retirement plan. The Plan covers all employees who have incurred more than 500 hours of service during the year. Participants can elect to contribute up to the maximum percentage of compensation allowed by the Internal Revenue Code. The Company made matching contributions for participants of up to $1,000 per participant, aggregating $10,736 and $12,730 in 2007 and 2006, respectively. In September 2007, the 401k plan was terminated, and assets were transferred as designated by each employee. The company will start a new plan one year from the date that all of the assets have been transferred.

Income taxes:

The Company files consolidated income tax returns with its parent corporation, RLC Holding Company, Inc. Income tax expense is allocated to all companies based upon their respective share of consolidated taxable income. The various state returns are filed based on the taxable income in each state.

Certain items, such as depreciation and limitations on charitable contributions, are accounted for differently for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these timing differences.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs:

The Company follows the policy of expensing all advertising costs as incurred.

Note 2 - Income taxes:

Income tax expense (benefit) is comprised of the following:

	Year Ended December 31	
	2007	2006
Current provision/benefit:		
Federal	$ 1,298	$ 3,055
State	-	-
Deferred	9,000	(23,500)
Income tax expense (benefit)	$ 10,298	$(20,445)

A reconciliation of income taxes at statutory rates to income tax expense (benefit) follows:

	Year Ended December 31	
	2007	2006
Federal income taxes (benefit) at 34% maximum statutory rates	$ 2,571	$(29,270)
Effects of permanent differences	8,029	8,766
Effect of different Federal income tax brackets	(302)	59
Income tax expense (benefit)	$ 10,298	$(20,445)

The deferred tax asset (liability) consists of the following components:

	December 31	
	2007	2006
Depreciation	$(14,000)	$(26,090)
Net operating loss carryforward	11,000	32,090
	$ (3,000)	$ 6,000

As of December 31, 2007, the Company has a Federal net operating loss carryforward that expires in 2026 amounting to approximately $40,000, and a State net operating loss carryforward that expires in 2026 amounting to approximately $161,000.

Note 3 - Net capital requirements:

As a registered broker-dealer, Rives, Leavell & Co., Inc. is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 dealing with the "Net Capital Rule" for brokers and dealers. The rule requires that a registered firm's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined.

At December 31, 2007, the Company's net capital ratio (defined as aggregate indebtedness divided by net capital) was 19.21 percent. Its net capital was $124,860.

At December 31, 2007, the Company's debt to debt-equity ratio computed in accordance with Rule 15c3-1(d) was 0.00 percent.

Note 4 - Service fee agreement:

The Company operates under the terms of a service fee agreement with Reliance Trust Company of Atlanta, Georgia. The agreement provides that Reliance will receive, review, and accept the positions of Registrar, and Paying, Escrow, and Disbursing Agent with respect to all qualified programs originated by Rives, Leavell & Co., Inc. Substantially, all bond issues directed by Rives, Leavell & Co., Inc. during the years ended December 31, 2007 and 2006 were served by Reliance Trust Company under the agreement.

Under such agreement, the Company agrees to provide administrative and consulting services in the development and closing of bond issues. In return for these services, the Company receives broker service fees revenue from Reliance Trust Company.

Note 5 - Operating leases:

The Company leases its office space from Partners III, LLC, an entity owned by the shareholder of the Company, and, in 2007 and 2006, paid $103,824 to the lessor under the lease agreement. The agreement provided for monthly rent of $8,652 through June 30, 2007. There has been no new lease agreement entered into with Partners III, LLC, although the Company continues to pay $8,652 monthly to Partners III, LLC.

On December 31, 2006, the Company owed $17,305 to Partners III, LLC under the agreement (none at December 31, 2007).

Note 6 - Concentrations of risk:

The Company has funds deposited in financial institutions which at times exceed the $100,000 insurance provided by the Federal Deposit Insurance Corporation.

Note 7 – Subordinated borrowings:

The Company has subordination agreements with its shareholder for an aggregate amount of $200,000 at December 31, 2007. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The borrowings may not be paid to the extent that they are required for the Company's continued compliance with minimum net capital requirements. Details of the subordinated notes are as follows:

	December 31	
Due Date	2007	2006
September 1, 2016 (prime plus 2.5 percent, or 9.5% at December 31, 2007)	$ 72,000	$ 72,000
September 1, 2016 (prime plus 2.5 percent, or 9.75% at December 31, 2007)	128,000	70,000
	$200,000	$142,000

On February 7, 2007, the Company was advanced an additional $58,000 in subordinated borrowings, at a rate of prime plus 2.5%, due on September 1, 2016. On January 1, 2008, the 9.5 percent note was refinanced at a rate of prime plus 2.5 percent, and its maturity was extended to September 1, 2016.

Note 8 – Other revenue:

During 2007, the NASD and NYSE merged to form FINRA. As a result of the merger, the Company received $35,000, which is included in other revenue for the year ended December 31, 2007.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
Telephone 601-987-4300 *Fax* 601-987-4314
E-mail: firm@eubankbetts.com
Website: www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

Our report on our audits of the basic financial statements of Rives, Leavell & Co., Inc. for 2007 and 2006 appears on Page 2. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eubank & Betts
EUBANK & BETTS, PLLC

Jackson, Mississippi
January 24, 2008

Schedule 1

RIVES, LEAVELL & CO., INC.
Computation of Net Capital Under Rule 15c3-1
December 31, 2007

Net capital

Total stockholders' equity	$ 163,380
Additions:	
Subordinated borrowings	200,000
	363,380
Deductions and charges:	
Less non - allowable assets:	
Equipment, net of accumulated depreciation	(124,678)
Accounts receivable	(74,547)
Prepaid expenses	(27,477)
Cash surrender value of life insurance	(9,142)
Income tax receivable	(1,015)
	(236,859)
Net capital before haircuts on security positions	126,521
Haircuts on security positions	(1,661)
Net capital	$ 124,860

Aggregate indebtedness

Items included in the statement of financial condition:	
Accounts payable	$ 3,348
Accrued expenses	20,634
	$ 23,982

Computation of basic net capital requirements

Minimum net capital required, 6-2/3% of aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 119,860

Ratio of aggregate indebtedness to net capital	19.21%
Debt to debt-equity ratio	0.00%

RIVES, LEAVELL & CO., INC.
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2007

Inasmuch as the net capital per Part IIA of the quarterly December 31, 2007 FOCUS report, as originally filed, was in agreement with Schedule 1 of this report; no reconciliation is necessary.

Schedule 3

RIVES, LEAVELL & CO., INC.
Customer Protection Reserve Requirement
December 31, 2007

The Company acts solely in an agency capacity, and, as such, does not clear transactions or maintain customer accounts. Accordingly, in accordance with Sub-paragraph (K)(2)(1), the Company is exempt from the Customer Protection Reserve requirement.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
Telephone 601-987-4300 *Fax* 601-987-4314
E-mail: firm@eubankbetts.com
Website: www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Rives, Leavell & Co., Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Rives, Leavell & Co., Inc. as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated January 24, 2008.

The Company's limited accounting staff's size does not provide for adequate segregation of duties in the various accounting functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
January 24, 2008

END